

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 14, 2017

<u>Via E-Mail</u>
Mr. Michael R. Cole
Chief Financial Officer
Universal Forest Products, Inc.
2801 East Beltline NE
Grand Rapids, MI 49525

      Re: Universal Forest Products, Inc.
                Form 10-K
                Filed March 1, 2017
                No. 0-22684

Dear Mr. Cole:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/ Melissa N. Rocha

      Melissa N. Rocha
      Senior Assistant Chief Accountant
      Office of Manufacturing and
      Construction